Exhibit 99.1

News release via Canada NewsWire, Toronto 416-863-9350

            Attention Business Editors:
            Mountain Province Announces Results of Independent Diamond Valuation for
            Gahcho Kue Project

            <<
            Shares Issued and Outstanding: 59,932,381
            TSX: MPV
            AMEX: MDM

                     Price per Carat Increases by 63% to $135 per carat
            >>

            TORONTO and NEW YORK, Nov. 17 /CNW/ - Mountain Province Diamonds Inc
(TSX: MPV, AMEX: MDM) ("the Company") today announced the results of an independent valuation of the diamonds recovered from the Gahcho Kue Project during the exploration phase. The valuation was conducted by WWW International
Diamond Consultants Ltd. and took place at the London offices of the Diamond
Trading Company on 22 and 23 September 2008. Subsequent to the valuation, WWW has revised its Price Book and all diamond values presented below are based on the WWW Price Book as at 13 October 2008.
            Commenting, Mountain Province President and CEO, Patrick Evans, said: "We are pleased with the results of this independent diamond valaution. The encouraging 63 percent increase in the actual price of the Gahcho Kue diamonds reflects a statistically more robust sample and rising rough diamond prices since our last independent valuation of a smaller and less representative diamond parcel in 2006."
            Table 1 below reflects the actual price per carat for the parcel of
8,195.17 carats of diamonds recovered from the Gahcho Kue Project.

            <<
            Table 1: Actual Price (US$/carat)

            ---------------------------------------------------
            Kimberlite      Carats      US$/carat      Dollars
            ---------------------------------------------------
               5034        3,133.02        122         381,080
            ---------------------------------------------------
               Tuzo        2,155.70        252         542,431
            ---------------------------------------------------
              Hearne       2,906.45         62         179,032
            ---------------------------------------------------
               Total       8,195.17        135       1,102,543
            ---------------------------------------------------

            Table 2 below presents models of the average price per carat (US$/carat)
for each kimberlite lithology. The modeled price per carat is determined using statistical methods to estimate the average value of diamonds that will be recovered from potential future production from Gahcho Kue.

            Table 2: Models of Average Price (US$/carat)
            ------------------------------------------------------
                          Model Price  Minimum Price   High Price
            Kimberlite     ($/carat)     ($/carat)      ($/carat)
            ------------------------------------------------------
            5034 NE Lobe      120           108            145
            ------------------------------------------------------
            5034 Centre       112           102            133
            ------------------------------------------------------
            5034 West         124           112            149
            ------------------------------------------------------
            Tuzo Other         88            80            107
            ------------------------------------------------------
            Tuzo TK TK1       102            91            126
            ------------------------------------------------------
            Tuzo TK            70            64             83
            ------------------------------------------------------
            Hearne             73            67             86
            ------------------------------------------------------
            (+1.50mm bottom cut-off)
            >>

            In their report to Mountain Province, WWW stated: "The Tuzo sample and the 5034 East sample both contained one high value large stone. For Tuzo there was a 25.14 carat stone valued at $17,000 per carat and 5034 East had a 9.90 carat stone valued at $15,000 per carat. It is encouraging that such high value stones were recovered in samples of this size. If they are found in the same frequency throughout the resource then the modelled APs (Average
Prices's) will certainly be towards the "high" values (highlighted in the right column of Table 2 above)."
            Commenting further, Mr. Evans said: "Experience shows that during the mining phase larger populations of large, high value diamonds are commonly recovered, which has the potential to significantly improve diamond revenues.
Besides the high-value 25.14 and 9.9 carat diamonds referred to above, several other large diamonds of gem quality have been recovered from Gahcho Kue, including 7.0 carat, 6.6 carat and 5.9 carat diamonds from the 5034 kimberlite and 8.7 carat, 6.4 carat and 4.9 carat diamonds from the Hearne kimberlite.
The presence of coarser diamonds is an important driver of overall diamond value at Gahcho Kue."
            The WWW Price Book as at October 13, 2008, reflects a significant write down to reflect the current market conditions. Since then the diamond market, in the context of the overall financial markets, has deteriorated further.
However, WWW believes that the already discounted Price Book of October 13,
2008, provides a reasonable and conservative view of the likely value of
Gahcho Kue's production at the time that it may come into production in several years time. The long-term supply/demand fundamentals, in WWW's opinion, highlights that a shortage of rough diamond supply will still prevail, but be deferred given the sudden drop in demand reflecting the current global economic situation, which has depressed all commodity prices in the short term. In fact, the current market difficulties will inevitably take out considerable rough diamond supply capacity in the short term, but may well work in favour of a new mine coming on stream at Gahcho Kue in several years time.

            Located in Canada's Northwest Territories, Gahcho Kue is one of the
largest new diamond mines under development globally. The project consists of a cluster of three primary kimberlites with an indicated resource of approximately 14.4 million tonnes grading at 1.64 carats per tonne
(approximately 23.6 million carats) and an inferred resource of approximately
17 million tonnes grading at 1.35 carats per tonne (approximately 22.9 million carats).

            Mountain Province Diamonds (49 percent) is a joint venture partner with
De Beers Canada Inc (51 percent) in the Gahcho Kue project. De Beers is the operator of the project and can be called on to fund the project through to commercial production.

            Qualified Person

            This news release has been prepared under the supervision of Carl G.
Verley, P.Geo., who serves as the qualified person under National Instrument
43-101.

            Forward-Looking Statements

            This news release may contain forward-looking statements, within the meaning of the "safe-harbor" provision of the Private Securities Litigation
Reform Act of 1995, regarding the Company's business or financial condition.
Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside the control of the Company.

            %CIK: 0001004530

            /For further information: Mountain Province Diamonds Inc., Patrick Evans,
President and CEO, Tel: (416) 670-5114/
            (MPV. MDM)

CO:  Mountain Province Diamonds Inc.

CNW 08:50e 17-NOV-08